SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F  O  R  M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2009

GILAT SATELLITE NETWORKS LTD.
(Name of Registrant)

21 YEGIA KAPAYIM, KIRYAT ARYE, PETAH TIKVAH, ISRAEL
(Address of Principal Executive Office)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ☒ FORM 40-F ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): ☐

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ☐ NO ☒

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3
REGISTRATION STATEMENT FILE NO. 333-160683 AND FORM S-8 REGISTRATION STATEMENTS
FILE NOS. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466
and 333-12988.

GILAT SATELLITE NETWORKS LTD.

6-K Items

1.	Condensed Interim Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2009, Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2009.

ITEM 1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

IN U.S. DOLLARS

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 - F-16

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2009	December 31, 2008
	Unaudited	See Note 3

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$76,880	$73,916
Short-term bank deposits and held-to-maturity marketable securities	64,174	63,033
Short-term restricted cash	8,473	8,581
Restricted cash held by trustees	13,172	24,169
Trade receivables, net	50,742	59,038
Inventories	15,910	20,719
Other current assets	19,152	22,036

Total current assets	248,503	271,492

LONG-TERM ASSETS:
Severance pay funds	10,253	11,085
Long-term restricted cash	4,891	5,692
Long-term trade receivables, receivables in respect of capital
leases and other receivables	3,157	8,937

Total long-term assets	18,301	25,714

PROPERTY AND EQUIPMENT, NET	103,991	109,369

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,442	4,064

Total assets	$374,237	$410,639

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2009	December 31, 2008
	Unaudited	See Note 3

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$6,500	$6,500
Current maturities of long-term loans	4,362	4,346
Trade payables	10,012	23,317
Accrued expenses	22,414	25,761
Short-term advances from customer, held by trustees	13,206	24,169
Other current liabilities	29,604	34,593

Total current liabilities	86,098	118,686

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	13,901	14,003
Accrued severance pay	10,971	12,297
Accrued interest related to restructured debt	1,506	1,838
Convertible subordinated notes	16,249	16,315
Other long-term liabilities	16,781	17,276

Total long-term liabilities	59,408	61,729

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of June
30, 2009 and December 31, 2008; Issued and outstanding - 40,161,017 and
40,048,591 shares as of June 30, 2009 and December 31, 2008, respectively	1,826	1,821
Additional paid-in capital	862,840	862,390
Accumulated other comprehensive income	1,123	2,106
Accumulated deficit	(637,058)	(636,093)

Total shareholders' equity	228,731	230,224

Total liabilities and shareholders' equity	$374,237	$410,639

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2009	2008
	Unaudited	Unaudited

Revenue:
Products	$50,228	$80,533
Services	66,601	55,597

Total revenue	116,829	136,130

Cost of revenue:
Products	31,619	41,205
Services	50,232	48,635

Total cost of revenue	81,851	89,840

Gross profit	34,978	46,290
Operating expenses:
Research and development costs, net	6,910	8,158
Selling and marketing expenses	14,774	17,840
General and administrative expenses	13,736	15,597
Impairment of long-lived assets and other charges	-	-

Operating income (loss)	(442)	4,695

Financial income (expenses), net	(227)	1,684
Expenses related to aborted merger transaction	-	(933)
Other income	199	1,182

Income (loss) before taxes on income	(470)	6,628
Taxes on income	495	748

Net income (loss)	$(965)	$5,880

Net earnings (loss) per share:
Basic	$(0.02)	$0.15

Diluted	$(0.02)	$0.14

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,101,637	39,783,072

Diluted	40,101,637	42,292,921

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss) **)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of December 31, 2007	39,612	$1,796	$859,207	$1,776	$(634,969)	$-	$227,810

Exercise of stock options	437	25	2,491	-	-	-	2,516
Stock-based compensation related to employees stock options	-	-	692	-	-	-	692
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	(766)	-	$(766)	(766)
Unrealized gain on financial instruments, net	-	-	-	1,096	-	1,096	1,096
Net loss	-	-	-	-	(1,124)	(1,124)	(1,124)

Total comprehensive loss						$(794)

Balance as of December 31, 2008	40,049	1,821	862,390	2,106	(636,093)		230,224

Exercise of stock options	112	5	1	-	-	-	6
Stock-based compensation related to employees stock options	-	-	449	-	-	-	449
Conversion of convertible subordinated notes	*) -	*) -	-	-	-	-	*) -
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	57	-	57	57
Changes in unrealized gain on financial instruments, net	-	-	-	(1,040)	-	(1,040)	(1,040)
Net loss	-	-	-	-	(965)	(965)	(965)

Total comprehensive loss						$(1,948)

Balance as of June 30, 2009 (unaudited)	40,161	$1,826	$862,840	$1,123	$(637,058)		$228,731

Balance as of December 31, 2007	39,612	$1,796	$859,207	$1,776	$(634,969)	-	$227,810

Exercise of stock options	318	18	1,847	-	-	-	1,865
Stock-based compensation related to employees stock
options	-	-	380	-	-	-	380
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	612	-	612	612
Unrealized gain on financial instruments, net	-	-	-	1,170	-	1,170	1,170
Net income	-	-	-	-	5,880	5,880	5,880

Total comprehensive income						$7,662

Balance as of June 30, 2008 (unaudited)	39,930	$1,814	$861,434	$3,558	$(629,089)		$237,717

*)     Represents an amount of less than one thousand dollars.

**)     Represents adjustments in respect of foreign currency translation and unrealized gain on financial instruments, net. Balance of accumulated other comprehensive income (loss) as of June 30, 2009 and 2008 and as of December 31, 2008, included foreign currency translation adjustments in the amount of $ 1,067, $ 1,170 and $ 1,010, respectively, and unrealized gain on financial instruments, net, in the amount of $ 56, $ 2,388 and, $ 1,096, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2009	2008
	Unaudited

Cash flows from operating activities:
Net income (loss)	$(965)	$5,880
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,259	6,292
Gain from early redemption of convertible loan	(22)	-
Gain from sale of an investment accounted for at cost	(199)	-
Stock based compensation related to employees	449	380
Accrued severance pay, net	(494)	216
Accrued interest and exchange rate differences on short and long-term restricted
cash, net	155	(496)
Accrued interest and exchange rate differences on held-to-maturity marketable
securities, net	(277)	(1,635)
Exchange rate differences on long-term loans	81	504
Exchange rate differences on loans to employees	-	20
Capital loss from disposal of property and equipment	64	51
Deferred income taxes	215	(226)
Decrease (increase) in trade receivables, net	8,835	(14,035)
Decrease (increase) in other assets (including short-term, long-term and deferred
charges)	7,082	(4,218)
Decrease (increase) in inventories	6,152	(1,255)
Increase (decrease) in trade payables	(13,663)	1,184
Increase (decrease) in accrued expenses	(3,359)	(596)
Increase (decrease) in advances from customer, held by trustees, net	(10,963)	496
Decrease in other accounts payable and other long-term liabilities	(6,915)	(13,542)

Net cash used in operating activities	(6,565)	(20,980)

Cash flows from investing activities:
Purchase of property and equipment	(1,873)	(4,325)
Proceeds from sale of an investment accounted for at cost	199	-
Other investments	-	(195)
Purchase of held-to-maturity marketable securities	(74,077)	(80,559)
Proceeds from held-to-maturity marketable securities	73,212	31,072
Proceeds from sale of property and equipment	-	426
Loans to employees, net	12	2,778
Proceeds from restricted cash held by trustees	10,848	-
Investment in restricted cash (including long-term)	(87)	(597)
Proceeds from restricted cash (including long-term)	998	171

Net cash provided by (used in) investing activities	$9,232	$(51,229)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2009	2008
	Unaudited

Cash flows from financing activities:
Exercise of stock options	$6	$1,866
Early redemption of convertible loan	(45)	-
Short-term bank credit, net	-	(323)
Repayments of long-term loans	(167)	(192)

Net cash provided by (used in) financing activities	(206)	1,351

Effect of exchange rate changes on cash and cash equivalents	503	743

Increase (decrease) in cash and cash equivalents	2,964	(70,115)
Cash and cash equivalents at the beginning of the period	73,916	122,807

Cash and cash equivalents at the end of the period	76,880	52,692

Supplementary cash flow activities:

(1) Cash paid during the year for:
Interest	$814	$1,133

Income taxes	$739	$663

(2) Non-cash transactions-

Classification between property and equipment and inventories - net	$(1,176)	$2,745

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the “Company” or “Gilat”) and its subsidiaries (the “Group”) is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Company designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.

The Company currently operates three complementary, vertically integrated operational segments:

—	Gilat Network Systems (“GNS”) provides VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.
—	Spacenet Inc. (“Spacenet”) provides satellite network services to enterprises, small office/home office (“SOHOs”) and residential customers in the U.S.
—	Spacenet Rural Communications (“SRC”) provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

b.	Aborted Agreement and Plan of Merger (the “Agreement and Plan of Merger”):

On March 31, 2008, the Company announced the signing of an Agreement and Plan of Merger ( the “Agreement”) to be acquired for an aggregate value of $ 475,000 in an all cash transaction by a consortium of private equity investors. The closing of the transaction was subject to shareholders’ approval, certain regulatory approvals and other customary closing conditions.

On August 5, 2008, the Company informed the consortium that all conditions precedent to closing had been met.

On August 29, 2008, the Company notified the consortium that it was terminating the Agreement citing the consortium’s intentional breach of the Agreement and failure to close the merger transaction within the extended time period established to complete the transaction.

The Agreement provides for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company has sued the consortium members for this amount.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2008, are applied consistently in these financial statements except for the adoption of FASB Staff Position (“FSP”) FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (see 2b below).

b.	In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP FAS 15-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” This FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. Upon adoption of this FSP, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. This FSP, which is effective for interim and annual reporting periods ending after June 15, 2009 had no material impact on the Company’s financial position, results of operations or cash flows.

c.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group’s long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group’s incremental borrowing rates for similar borrowing or investing arrangements.

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated market participant expectations of future cash flow and market value (on the over the counter market). As of June 30, 2009 and December 31, 2008, the Company’s convertible subordinated notes estimated fair value was $13,820 and $13,317, respectively.

d.	Impact of recently issued accounting standards:

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. SFAS 165 is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS 165 had no material impact on the Company’s financial position, results of operations or cash flows.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2009, the FASB issued Statement No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company’s management does not expect the adoption of SFAS 166 to have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company’s management is in the process of determining the impact, if any, that SFAS 167 will have on its consolidated financial statements.

In June 2009, The FASB issued Statement No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” a replacement of FASB Statement No. 162 (“SFAS 168”) which establishes the FASB Accounting Standards Codification as the source of authoritative U.S. GAAP (other than guidance issued by the SEC) to be used in the preparation of financial statements. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and the impact on the Company’s consolidated financial statements will be disclosure-only in nature.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2008 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 7, 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	SHORT-TERM BANK DEPOSITS AND HELD-TO-MATURITY MARKETABLE SECURITES

a.	The Company’s investments in short term bank deposits and marketable debt securities are comprised of the following:

	June 30,	December 31,
	2009	2008

Short-term bank deposits	$13,265	$-
Held to maturity marketable securities	50,909	63,274

	$64,174	$63,274

b.	The Company invests in marketable debt securities, which are classified as held-to-maturity investments and included as part of short-term bank deposits and held-to-maturity marketable securities balance. The following is a summary of the Company’s marketable debt securities:

	June 30, 2009			December 31, 2008
	Amortized cost	Unrealized gain	Market value	Amortized cost *)	Unrealized gain *)	Market value
	Unaudited

Held-to-maturity:
Israeli Government debentures	$599	$1	$600	$4,517	$6	$4,523
U.S. Government debentures	50,310	10	50,320	58,757	38	58,795

	$50,909	$11	$50,920	$63,274	$44	$63,318

*)	As of December 31, 2008, Israeli and U.S Government debentures include accrued interest to be received, disclosed as part of “other current assets”, in the amount of approximately $ 2 and $ 239 respectively. There are no unrealized losses with respect to these debentures as of December 31, 2008.

NOTE 5:	INVENTORIES

a.	Inventories are comprised of the following:

	June 30, 2009	December 31, 2008
	Unaudited

Raw materials, parts and supplies	$1,020	$1,348
Work in progress	686	950
Finished products	14,204	18,421

	$15,910	$20,719

b.	Inventory write-offs for the six months ended June 30, 2009 and 2008 totaled $ 1,022 and $ 367, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	CONTINGENCIES

a.	In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understanding which provided for the sale of Gilat do Brasil to Mobilcom, and specifically the GESAC project, a government education project awarded to Gilat do Brazil. Gilat do Brasil does not believe that this claim has any merit and is vigorously defending itself against the claims presented.

b.	In 2003, the Brazilian tax authority has filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $4,000. In January 2004, the subsidiary received notice of an administrative ruling reducing the amount of the claim, and the subsidiary filed an appeal of such ruling. In December 2005, this appeal was denied In September 2006 the subsidiary of Spacenet filed an annulment action aiming seeking judicial cancellation of the claim. On May, 2009 the subsidiary received notice of the court’s first level decision which cancelled a significant part of the claim. Under this new decision, the subsidiary faces a tax liability of approximately $1,200. The decision has been appealed by both the subsidiary and the state tax authorities and is pending review by the Court of Appeal in Brazils. The subsidiary denies such claims and has filed a petition known as a “Ação Anulatória” in the State Courts of the State of São Paulo, Brazil.

c.	In October 2008 a lawsuit and a motion for its approval as a class action proceeding was filed in the District Court of Jerusalem by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management. The request for approval as a class action proceeding was dismissed on July 12, 2009.

d.	The Company has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Company is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Company operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

The exposures and provisions related to income taxes have been assessed and provided for in accordance with FIN 48. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with SFAS 5, when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company’s management, based on its legal counsel’s opinion, believes that it has provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

e.	The Company has accrued, $ 15,472 and $ 15,291 as of June 30, 2009 and December 31, 2008, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 14,797 and $ 14,295 of tax related accruals as of June 30, 2009 and December 31, 2008, respectively, and $ 675 and $ 996 of legal and other accruals as of June 30, 2009 and December 31, 2008, respectively. The accruals related to tax contingencies that have been assessed by the Company’s management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 27,458 and $ 23,284 as of June 30, 2009 and December 31, 2008, respectively. The estimated exposure for legal and other related accruals is $ 2,216 and $ 1,599 as of June 30, 2009 and December 31, 2008, respectively.

The tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Company has assessed the exposure and determined that an accrual is necessary. The accruals related to legal contingencies have been assessed by the Company’s management based on the advice of independent legal advisers and are comprised of matters for which legal proceedings have been initiated against the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	NET EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings per Share.” The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive for all periods presented, was 5,710,374 and 250,876 for the six months ended June 30, 2009 and 2008, respectively.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Six months ended June 30,
	2009	2008
	Unaudited

Numerator for basic and diluted net earnings (loss)
per share -
Net income (loss) available to
Ordinary shareholders	$(965)	$5,880

2.	Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	40,102	39,783
Add - employee stock options, RSUs and convertible
notes	*-	2,510

Denominator for diluted net earnings (loss) per share
- adjusted weighted average shares assuming
exercise of options	40,102	42,293

*	Anti-dilutive

NOTE 8:	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows that are denominated in NIS, the Company has entered into foreign currency forward contracts and put option contracts. These contracts are designated as cash flows hedges, as defined by Financial Accounting Standards Board Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended, and are considered highly effective as hedges of these expenses.

During the six months ended June 30, 2009 and 2008, the Company recognized net income (loss) of $ (645) and $ 476, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset of (addition to) payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 75 and zero during the six months ended June 30, 2009 and 2008, respectively and has been recorded as a financial loss.

The fair value of the hedging instruments as of June 30, 2009 constituted an asset of approximately $ 56, included as part of other current assets. The term of all of these instruments as of June 30, 2009 is less than one year.

As of June 30, 2009, the Company expected to reclassify $ 56 of net gain on derivative instruments from accumulated other comprehensive income to earnings during the following six months.

As of June 30, 2009, approximately $ 19,000 related to payments that are dominated in NIS are hedged by the Company against changes in value of forecasted foreign currency cash flows.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Company applies SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”).

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues are attributed to geographic areas, based on the location of the end customers, and in accordance with SFAS 131, including all countries in which revenues exceeded 10% of total revenues in any of the reported periods:

	Six months ended June 30,
	2009	2008
	Unaudited

United States	$43,016	$50,522
South America and Central America (without Colombia)	30,864	27,935
Asia	18,533	21,435
Colombia	14,449	5,411
Africa	6,583	25,583
Europe	3,384	5,244

	$116,829	$136,130

b.	During the six months ended June 30, 2009 and 2008, the Company did not have any specific customers with revenues exceeding 10% of its total revenues.

c.	The Company’s long-lived assets are located as follows:

	June 30, 2009	December 31, 2008
	Unaudited

Israel	$77,237	$78,891
United States	14,061	15,588
Latin America	8,610	11,255
Europe	7,152	7,241
Other	373	458

	$107,433	$113,433

d.	Information on operating segments:

1)	General:

The Company’s three reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale (a Gilat Network Systems transaction), by the operation of an enterprise or consumer network (a Spacenet Inc. transaction) or by the operation of a rural network in Latin America (a Spacenet Rural Communications transaction).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

2)	Information on the reportable segments:

a)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

b)	When reported by segment, the results of Spacenet Inc. and Spacenet Rural Communication are presented based upon transfer prices. The consolidation column reflects consolidation adjustment such as the elimination of intercompany revenues, recognition or elimination of intercompany profits.

c)	Financial data relating to reportable operating segments:

	Six months ended June 30, 2009 (unaudited)
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$42,866	$21,195	$52,768	$-	$116,829
Internal revenues	-	-	6,107	(6,107)	-

	$42,866	$21,195	$58,875	$(6,107)	$116,829

Financial income
(expenses), net	$163	$3	$(393)	$-	$(227)

Income (loss) before taxes
on income	$(2,352)	$4,033	$(2,523)	$372	$(470)

Taxes on income	$-	$38	$457	$-	$495

	Six months ended June 30, 2008 (unaudited)
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$50,305	$12,584	$73,241	$-	$136,130
Internal revenues	-	-	12,520	(12,520)	-

	$50,305	$12,584	$85,761	$(12,520)	$136,130

Financial income
(expenses), net	$133	$(388)	$1,939	$-	$1,684

Income (loss) before taxes
on income	$621	$(4,862)	$9,824	$1,045	$6,628

Taxes on income	$-	$234	$514	$-	$748

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INCOME TAXES

Taxes on income for the six month period ended June 30, 2009 and June 30, 2008 derived mainly from current year taxes related to several profitable entities. Main reconciling items between the statutory tax rate of the Company and the effective tax rate are carry forward tax losses in other entities in the group, for which a full valuation allowance was provided.

NOTE 11:	SUBSEQUENT EVENTS

The Company evaluated subsequent events through September 17, 2009, the date these financial statements were filed with the Securities and Exchange Commission under Form 6-K.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended June 30, 2009 and 2008 and the consolidated balance sheet data at June 30, 2009 and 2008 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2008 and as at December 31, 2008 and 2007 included in our Annual Audited Report on Form 20-F for the year ended December 31, 2008.

	Year ended December 31,		Six month ended June 30,
	2008	2007	2009	2008
	U.S. dollars in thousands (except share and per share data)

Statement of Operations Data:
Revenues:
Products	$150,351	$156,798	$50,228	$80,533
Services	117,175	125,821	66,601	55,597

	267,526	282,619	116,829	136,130

Cost of revenues:
Products	80,424	82,822	31,619	41,205
Services	101,150	97,952	50,232	48,635

	181,574	180,774	81,851	89,840

Gross profit	85,952	101,845	34,978	46,290
Operating expenses:
Research and development expenses, net	16,942	15,030	6,910	8,158
Selling and marketing expenses	35,783	38,374	14,774	17,840
General and administrative expenses	29,819	31,052	13,736	15,597
Impairment of long lived assets and
other charges	5,020	12,218	-	-

Operating income (loss)	(1,612)	5,171	(442)	4,695
Financial income (expenses), net	1,300	5,998	(227)	1,684
Expenses related to aborted merger
transaction	(2,350)	-	-	(933)
Other income (expense)	2,983	(116)	199	1,182

Income (loss) before taxes on income	321	11,053	(470)	6,628
Taxes on income	1,445	963	495	748

Net income (loss)	(1,124)	10,090	(965)	5,880

Net earnings (loss) per share:
Basic	(0.03)	$0.26	(0.02)	0.15

Diluted	(0.03)	$0.24	(0.02)	0.14

Weighted average number of shares used
in computing net earnings (loss) per
share:
Basic	39,901	39,141	40,102	39,783

Diluted	39,901	41,576	40,102	42,293

	December 31,		June 30,
	2008	2007	2009	2008
	U.S. dollars in thousands

Balance Sheet Data:

Working capital	$152,806	$151,367	$162,405	$151,785
Total assets	410,639	430,102	374,237	429,116
Short-term bank credit and current
maturities of long-term debt	10,846	11,177	10,862	10,879
Convertible subordinated notes	16,315	16,315	16,249	16,315
Other long-term liabilities	45,414	61,130	43,159	55,321
Shareholders' equity	$230,224	$227,810	$228,731	$237,717

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

        Revenues. Revenues for the six months ended June 30, 2009 and 2008 for our three business segments were as follows:

	Six months ended June 30,			Six months ended June 30,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	$47,868	$75,024	(36.2)%	41.0%	55.1%
Services	11,007	10,737	2.5%	9.4%	7.9%

	58,875	85,761	(31.3)%	50.4%	63.0%

Spacenet
Equipment	8,321	17,904	(53.5)%	7.1%	13.2%
Services	34,545	32,401	6.6%	29.6%	23.8%

	42,866	50,305	(14.8)%	36.7%	37.0%

SRC
Equipment	68	76	(10.5)%	0.1%	0.1%
Services	21,127	12,508	68.9%	18.1%	9.1%

	21,195	12,584	68.4%	18.2%	9.2%

Intercompany Adjustments
Equipment	(6,029)	(12,471)	(51.7)%	5.2%	9.2%
Services	(78)	(49)	66.0%	(0.1)%	0.0%

	(6,107)	(12,520)	(51.2)%	(5.3)%	9.2%

Total
Equipment	50,228	80,533	(37.6)%	43.0%	59.2%
Services	66,601	55,597	19.8%	57.0%	40.8%

Total	116,829	136,130	(14.2)%	100.0%	100.0%

        Revenues for the six months ended June 30, 2009 decreased by 14.2% compared to the same period in 2008. Revenues for the six months ended June 30, 2009 were derived 43% from equipment and 57% from services. In the same period of 2008, our revenues were derived 59.2% from equipment and 40.8% from services. The decrease in our revenues is mainly related to GNS and Spacenet. The decrease in these business units was approximately $26.9 million and $7.4 million respectively. This decrease is attributed mainly to the world wide economic recession that led to more conservative spending in the telecom sector and longer sales cycles in the markets. The decrease in our equipment revenues was partly offset by the increase in revenues from our network operations in Colombia. During the six month period ended June 30, 2009, following the execution of new agreements with the Ministry of Communications in December 2008, we began to implement network upgrades. As a result of the above, we were able to release restricted cash of approximately $10.8 million, which enabled us to recognize $ 10.6 million in revenues for the six months ended June 30, 2009. Revenues in the second half of 2009 will continue to be dependent on the Company’s ability to overcome the worldwide economic recession, the ability to generate sales in a difficult economic environment as well as the Company’s ability to continue to perform under the new agreements and meet the indicators contained in the new agreements with the Ministry of Communications in Colombia.

        Gross profit.

        Our gross profit margin decreased to approximately 30% in the six month period ended June 30, 2009, from 34% in the same period of 2008. The decrease in our gross margin is primarily attributable to GNS, resulting from a decrease in revenues. In addition, during the six month period ended June 30, 2009, as a result of the decrease in revenues and the adjusted sales forecast, we recorded an excess inventory write off of approximately $1.0 million compared to $0.4 million in the comparable period in 2008. Our gross margin is affected by the regions in which we operate and the type of deals we consummate. In this period, we also continued to see some aggressive pricing activity in certain regions of the world which affected our gross margins. The decrease in our gross margin was offset by the increased revenues and improved margins from Colombia.

Research and Development Expenses.

        Net research and development expenses decreased by approximately $1.2 million in the six months ended June 30, 2009 compared to the same period in 2008. The decrease is a result of a decline in our gross R&D expenses, reflecting the effect of our cost cutting measures, mainly in salaries, which were taken at the beginning of 2009 and the positive effect of the devaluation of the Israeli shekel versus the dollar compared to 2008. In addition, during the six month period ended June 30, 2009, we had greater/additional R&D grants of approximately $0.3 million, due to the initiation of a new project.

        Selling and marketing expenses.

        Selling and marketing expenses decreased by approximately $3.1 million in the six months ended June 30, 2009, compared to the same period in 2008. This decrease is primarily due to a decrease of approximately $1.7 million in sales related expenses, as a result of our lower revenues. In addition, there was a decrease in employee related expenses as a result of the positive impact of the foreign exchange rate arising from the increase in the value of the U.S. Dollar versus the Israeli shekel and the cost cutting efforts we implemented at the beginning of 2009.

        General and administrative expenses.

        General and administrative expenses decreased by approximately $1.9 million in the six month period ended June 30, 2009, compared to the same period in 2008. The decrease is primarily attributable to a reduction of approximately $1 million in salary and other employee related expenses resulting from the positive impact of the foreign exchange rate arising from the increase in the value of the dollar versus. the Israeli shekel and the cost cutting efforts we implemented at the beginning of 2009.

        Financial income (expenses), net. In the six months ended June 30, 2009, we had financial expenses of approximately $0.2 million compared to financial income of approximately $1.7 million in the same period of 2008. The decrease in our financial income is primarily attributable to the significant decrease in interest income resulting from the low level of interest rates prevailing worldwide and the negative impact of the fluctuation of the dollar versus other currencies in the various locations in which we operate worldwide.

        Expenses related to aborted merger transaction. During the first six months of 2008, we accrued approximately $ 0.9 million of external expenses related to the aborted merger transaction. During 2009, these expenses primarily consist of legal expenses and are not considered to be material; as such they are included in our general and administrative expenses.

        Other Income. During the six months ended June 30, 2008, we received a dividend of approximately $1.2 million from a company in which we had invested, which investment we had previously written off. During the six months ended June 30, 2009, we received an additional $0.2 million as a result of the partial sale of this investment.

        Taxes on income. Taxes on income are dependent upon where our revenues are generated .Taxes on income in the six months ended June 30, 2009 were approximately $0.5 million compared to approximately $0.7 million in the same period of 2008. The slight decrease in taxes during the six months ended June 30, 2009 was not driven by any particular change in policy or event.

Variability of Quarterly Operating Results

        Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins.

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We can not be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

        Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

        Since inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible notes, bank loans, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

        As of June 30, 2009, we had cash and cash equivalents of $76.9 million, held to maturity marketable securities of $64.2 million, short-term and long-term restricted cash of $13.4 million, short-term restricted cash held in trustees’ accounts of $13.2 million and short-term bank credits of $6.5 million. As of December 31, 2008, we had cash and cash equivalents of $52.7 million, short-term bank deposits and held to maturity marketable securities of $96.7 million, short-term and long-term restricted cash of $13.8 million, short-term and long-term restricted cash held in trustees’ accounts of $24.5 million and short-term bank credits of $5.5 million.

        As of June 30, 2009, our accumulated debt was approximately $34.5 million, comprised of long-term loans of $18.3 million and convertible subordinates notes of approximately $16.2 million.

        Our credit agreements contain various restrictions and limitations that may impact us, including pledges on our assets and property. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, liens, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. We were in compliance with the terms of our credit agreements at June 30, 2009.

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2009	2008
	US Dollars in thousands

Net cash used in operating activities	$(6,565)	$(20,980)
Net cash provided by (used in) investing activities	9,232	(51,229)
Net cash provided by (used in) financing activities	(206)	1,351
Effect of exchange rate changes on cash and cash equivalents	503	743

Net increase (decrease) in cash and cash equivalents	2,964	(70,115)
Cash and cash equivalents at beginning of the period	73,916	122,807

Cash and cash equivalents at end of the period	$76,880	$52,692

        Our cash and cash equivalents increased by approximately $3 million during the six months ended June 30, 2009 as a result of the following:

        Operating activities. Cash used in operating activities was approximately $6.6 million mainly due a decrease in trade payable, accrued expenses, advances from customers and other accounts payable and other long-term liabilities of approximately $34.9 million. The above was offset by a decrease in inventories, trade receivable and other assets of approximately $22 million and positive cash provided by other operating activity of $6.3 million.

        Investing activities. Cash provided by investing activities was approximately $9.2 million, mainly from the release of approximately $10.8 million of restricted cash held by trustees, from the release of other restricted cash of approximately $1 million and proceeds from the sale of an investment previously written off of $0.2 million. The above was offset by the purchase of property and equipment of approximately $1.9 and the purchase of held to maturity marketable securities, net of $0.9 million.

        Financing activities. Cash used in financing activities was approximately $0.2 million, primarily from the repayment of our long term loan and from the early redemption of convertible subordinated notes.

        Our cash and cash equivalents decreased by $70.1 million during the six months ended June 30, 2008 as a result of the following:

        Operating activities. Cash used in operating activities was approximately $21 million mainly due a decrease in other accounts payable and other long term liabilities and an increase in trade receivable, inventory and other assets of $33.1 million, offset by our positive net cash flow provided by other operating activities of $12.1 million.

        Investing activities. Cash used in investing activities was approximately $51.2 million, mainly from net investment in held to maturity marketable securities of approximately $49.5 million, purchase of property and equipment of approximately $4.3 million and net investment in restricted cash (including long term) and other investment of approximately $0.6 million. This was offset by proceeds from loans to employees of approximately $2.8 million, proceeds from sale of property and equipment and from restricted cash of approximately $0.4 million.

        Financing activities. Cash provided by financing activities was approximately $1.4 million, primarily from proceeds of approximately $1.9 million from the exercise of options, net of approximately $0.3 million of short term bank credit and net of repayment of long term loans of approximately $0.2 million.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILAT SATELLITE NETWRKS LTD. (Registrant) By: /s/ Ari Krashin —————————————— Ari Krashin Chief Financial Officer

Date: September 17, 2009